CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED AUGUST 31, 2007

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors.

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	August 31 2007	May 31 2007
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$21,092,040	$32,626,376
Accounts receivable	431,590	1,724,418
Restricted cash (note 11(a))	15,540,656	15,642,120
Trade receivable from a related party (note 10)	2,794,761	839,253
Diamond inventory and supplies (note 4)	5,443,795	2,604,684
Prepaids and deposits	1,558,387	2,705,721
	46,861,229	56,142,572

Property, plant and equipment (note 5)	48,481,105	44,790,441
Mineral property interests (note 6)	25,589,366	24,121,855
Other assets and deposits	5,796,042	3,513,449
Reclamation deposits (note 8)	1,718,887	1,038,066

	$128,446,629	$129,606,383

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,529,718	$4,460,922
Amounts owing pursuant to acquisition	7,182,403	13,842,809
Due to related parties (note 10)	2,740,881	1,609,301
Income taxes	1,407,736	1,677,787
Current portion of capital lease obligations (note 7)	8,037,951	7,808,955
	23,898,689	29,399,774

Long-term liabilities
Capital lease obligations (note 7)	8,045,624	9,294,581
Future income taxes	13,402,591	11,978,860
Reclamation obligation (note 8)	1,398,891	1,361,557
	22,847,106	22,634,998

Non-controlling interest	9,450,350	5,978,769

Shareholders' equity
Share capital (note 9)	89,106,930	88,903,530
Warrants (note 9)	1,693,197	1,693,197
Contributed surplus	622,782	599,749
Deficit	(19,172,425)	(19,603,634)
	72,250,484	71,592,842
Nature and continuance of operations (note 1)
Subsequent events (notes 11)
Contingencies and commitments ( note 12)

	$128,446,629	$129,606,383

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ Dominique de la Roche

Dr. John Bristow	Dominique de la Roche
Director, Chief Executive Officer	Director, Chief Financial Officer

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Income (loss)
(Unaudited - Expressed in Canadian Dollars)

	Three months ended August 31
	2007	2006

Revenue
Rough diamonds sales (note 10(h))	$14,021,974	$–
Contract diamond sales (note 10(h))	179,975	–
Other sales	20,515	–
	14,222,464	–
Cost of sales
Cost of rough diamonds sales	(5,656,083)	–
Cost of contract diamond sales	(152,979)	–
Amortization and depletion	(1,975,013)	–
Operating profit	6,438,389	–

Expenses
Accretion of reclamation obligation (note 8)	58,543	–
Exploration	303,644	174,741
Financing fees	–	15,713
Foreign exchange loss (gain)	(641,267)	5,751
Legal, accounting and audit	65,762	215,358
Office and administration	699,896	296,592
Shareholder communications	69,792	40,437
Stock-based compensation - exploration (note 9(b))	6,462	20,009
Stock-based compensation - administration (note 9(b))	25,611	18,032
Travel and conferences	125,804	135,763
Transfer agent	6,893	44,979
	721,140	967,375
Other items
Gain on disposal of equipment	(25,277)	–
Interest income	(485,753)	(1,436)
Interest on capital leases	471,195	–
Convertible note accretion and interest expense	85,774	344,788
Write-down of marketable securities	–	1
	45,939	343,353

Profit (loss) before income taxes	5,671,310	(1,310,728)
Income tax expense	(26,894)	–
Future income tax expense	(1,741,627)	–
Profit (loss) before non-controlling interest	3,902,789	(1,310,728)
Non-controlling interest	(3,471,580)	–
Profit (loss) for the period	431,209	(1,310,728)

Other comprehensive income (loss)	–	–
Total Comprehensive Income (Loss)	$431,209	$(1,310,728)

Basic and diluted profit (loss) per common share	$0.00	$(0.05)

Weighted average number of
common shares outstanding	187,131,953	24,191,170

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Three months ended August 31		Year ended May 31
		2007		2007
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the period	186,976,219	$88,903,530	23,694,776	$11,857,649
Share purchase options exercised at $0.40 per share	15,000	6,000	9,167	3,734
Share purchase options exercised at $0.42 per share	10,000	4,200	–	–
Private placement November 2006, net of issue costs at $0.47 per share	–	4,160	42,000,000	19,784,230
Private placement May 2007, net of issue costs at $0.47 per share	–	–	116,007,154	54,184,270
Interest consideration for convertible promissory at $0.60 per share notes	–	–	1,734,127	1,045,000
Interest consideration for credit facility at $0.61 per share	–	–	1,939,562	1,182,869
Interest consideration for loan at $0.55 per share	–	–	497,993	273,896
Commission consideration for private placement at $0.52 per share	–	–	1,093,440	568,588
Warrants exercised at $0.60 per share	300,000	180,000	–	–
Fair value of stock options allocated to shares issued on exercise	–	9,040	–	3,294
Balance at end of the period	187,301,219	89,106,930	186,976,219	88,903,530

Warrants
Broker warrants issued as consideration for private placement		1,693,197		1,693,197
		1,693,197		1,693,197

Contibuted surplus
Balance at beginning of the period		599,749		523,420
Stock-based compensation (note 9(b))		32,073		79,623
Fair value of stock options allocated to shares issued on exercise		(9,040)		(3,294)
Balance at end of the period		622,782		599,749

Deficit
Balance at beginning of the period		(19,603,634)		(13,238,492)
Profit (loss) for the period		431,209		(6,365,142)
Balance at end of the period		(19,172,425)		(19,603,634)

TOTAL SHAREHOLDERS' EQUITY		$72,250,484		$71,592,842

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended August 31
Cash provided by (applied to):	2007	2006

Operating activities
Profit (loss) for the period	$431,209	$(1,310,728)
Items not affecting cash
Accretion of reclamation obligation	58,543	–
Amortization and depletion	1,198,863	–
Amortization of capital lease equipment	776,150	–
Write-down of marketable securities	–	1
Non cash convertible note accretion and interest expense	–	344,788
Stock-based compensation	32,073	38,041
Unrealized foreign exchange gain	(1,050,503)	–
(Profit) loss on disposal of equipment	(25,277)	–
Future income tax expense	1,741,627	–
Provision for site reclamation	(21,209)	–
Non-controlling interest	3,471,580	–
Changes in non-cash working capital items
Accounts receivable	1,292,828	(68,442)
Amounts due to and from related parties	(1,955,508)	–
Inventory	(2,839,111)	–
Prepaids and deposits	1,147,334	–
Accounts payable and accrued liabilities	68,796	(5,476)
Income taxes	(270,051)	–
Cash provided by (used in) operating activities	4,057,344	(1,001,816)

Investing activities
Loan to Durnpike Investments (Pty) Limited	–	(7,780,778)
Restricted cash	101,464	–
Mineral property acquisitions	(1,500,602)	–
Purchase of equipment	(4,422,740)	–
Proceeds received on disposal of equipment	382,903	–
Other assets and deposits	(2,282,593)	–
Reclamation deposits	(680,821)	–
Cash provided by (used in) investing activities	(8,402,389)	(7,780,778)

Financing activities
Principal repayments under capital lease obligations	(1,854,825)	–
Common shares and warrants issued for cash, net of issue costs	194,360	333
Amounts received (paid) to related parties	1,131,580	(724,655)
Amounts paid pursuant to property acquisition	(6,660,406)	–
Issuance of convertible promissory notes	–	9,500,000
Cash provided by (used in) investing activities	(7,189,291)	8,775,678

Decrease in cash and equivalents during the period	(11,534,336)	(6,916)

Cash and equivalents, beginning of period	32,626,376	192,031

Cash and equivalents, end of period	$21,092,040	$185,115

Interest paid during the period	$85,774	$–
Interest received	$485,753	$–
Income taxes paid during the period	$270,051	$–

Supplemental disclosure of non-cash investing and financing activities:
Issuance of common shares - interest on convertible promissory notes	$–	$522,500
Issuance of common shares - interest on credit facility	$–	$298,543
Fair value of stock options allocated to shares issued upon exercise	$9,040	$337
Equipment acquired under capital lease (note 5)	$1,136,242	$–

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Diamonds Inc. (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production, acquiring and exploring natural resource properties. The Company’s principal mineral property interests are located in South Africa and Chile.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent audited annual financial statements except for changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

Operating results for the three months ended August 31, 2007 are not necessarily indicative of the results that may be expected for the full year ending May 31, 2008.

The Company has estimated that it will have adequate funds from existing working capital to meet its corporate, operational, development, administrative and property obligations for the coming year. The Company will periodically need to obtain additional financing, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for the Company’s mineral property interests, property, plant and equipment and inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company’s continuing operations are also dependent upon the discovery and existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

Effective June 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to June 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity and available-for-sale financial assets. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

		•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

		•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

		•	All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(b)	Section 3865 – Hedges.

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Section 1530 – Comprehensive Income.

Comprehensive income is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

4.	DIAMOND INVENTORY AND SUPPLIES

	August 31, 2007	May 31, 2007
Rough diamond inventory	$3,287,024	$644,459
Mine supplies	1,884,452	1,741,412
Fuel, oil and grease	272,319	218,813
Total inventory and supplies	$5,443,795	$2,604,684

5.	PROPERTY, PLANT AND EQUIPMENT

	As at August 31, 2007
		Accumulated	Net book
	Cost	amortization	value
Real property – land and building	$5,660,274	$–	$5,660,274
Processing plant and equipment	20,288,489	839,282	19,449,207
Processing plant and equipment under capital lease	23,449,274	1,512,183	21,937,091
Office equipment	398,089	46,557	351,532
Vehicles and light equipment	1,324,857	380,725	944,132
Vehicles and light equipment under capital lease	154,299	15,430	138,869
	$51,275,282	$2,794,177	$48,481,105

	As at May 31, 2007
		Accumulated	Net book
	Cost	amortization	value
Real property – land and building	$3,823,455	$–	$3,823,455
Processing plant and equipment	16,307,635	609,026	15,698,609
Processing plant and equipment under capital lease	24,686,561	870,018	23,816,543
Office equipment	299,072	20,515	278,557
Vehicles and light equipment	1,065,396	43,199	1,022,197
Vehicles and light equipment under capital lease	158,795	7,715	151,080
	$46,340,914	$1,550,473	$44,790,441

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

6.	MINERAL PROPERTY INTERESTS

	Three months ended	Year ended
Acquisition Costs	August 31, 2007	May 31, 2007
Durnpike Investments (Pty) Limited
Balance, beginning of period	$24,121,854	$–
Acquisition costs	1,487,000	18,696,487
Financial, legal, advisory, and other fees	13,602	527,328
Future income tax liability	431,230	5,421,981
Depletion of mineral properties during the period	(464,321)	(523,942)
Durnpike Investments (Pty) Limited, end of period	25,589,365	24,121,854
Ricardo Property	1	1
Balance, end of period	$25,589,366	$24,121,855

In July 2007, the Company completed the acquisition of all the issued and outstanding shares in the capital of a South African private company with an alluvial diamond property in the Wouterspan project area, for total cash consideration to the acquired company’s shareholders of $2,230,500 which comprised of $1,487,000 for mineral rights and properties and $743,500 for land and buildings.

7.         CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

	As at	As at
	August 31, 2007	May 31, 2007
Liebherr Finance	$74,553	$131,572
ELB Finance	149,977	175,180
Stannic	3,080,464	3,452,953
Wesbank	472,495	557,153
Nedbank	3,543,883	4,383,372
Komatfin	8,762,203	8,403,305
	$16,083,575	$17,103,535

Capital lease obligations as detailed above are secured over plant and equipment and are repayable in monthly installments. Interest is charged at rates linked to the prevailing prime rate of the relative financial institution mentioned above.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

Future minimum lease payments are as follows:

As at
August 31, 2007
2008	$8,302,989
2009	6,830,180
2010	2,850,918
Total minimum lease payments	17,984,087
Less interest portion	(1,900,512)
Present value of capital lease obligations	16,083,575
Current portion	(8,037,951)
Non-current portion	$8,045,624

8.	RECLAMATION OBLIGATION

The continuity of the provision for site closure and reclamation costs related to the Holpan, Wouterspan and the Klipdam mines are as follows:

Balance, May 31, 2007	$1,361,557
Changes during the period:
Reclamation expenses incurred during the period	(21,209)
Accretion expense	58,543
Site closure and reclamation obligations, August 31, 2007	$1,398,891

The estimated amount of the reclamation costs, adjusted for estimated inflation at 6% per year, is $800,000 for the Klipdam mine in the year 2011, $1.3 million for the Holpan mine in the year 2013 and $2.6 million for the Wouterspan mine in the year 2027 and is expected to be spent over periods of approximately three years beginning in 2011, 2013 and 2027. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 13%, to arrive at a net present value of $1,398,891. The accretion of $58,543 (Q1 2007 – $Nil) is charged to the statement of operations.

As required by regulatory authorities, at August 31, 2007, the Company had cash reclamation deposits totaling $1,718,887 (2007 – $ 1,038,066) comprised of $1,559,499 (2007 – $ 878,678) for the Holpan and Wouterspan mines and $159,388 (2007 – $159,388) for the Klipdam mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 8% to 9.5% .

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

9.	SHARE CAPITAL

(a)        Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which none have been issued.

(b)        Share purchase options

The continuity of share purchase options for the period ended August 31, 2007 is as follows:

	Exercise	May 31			Expired/	August 31
Expiry date	price	2007	Granted	Exercised	cancelled	2007
September 28, 2007	$ 0.40	107,917	–	15,000	–	92,917
February 29, 2008	$ 0.42	190,000	–	10,000	5,000	175,000
March 28, 2008	$ 0.50	150,000	–	–	–	150,000
July 10, 2010	$ 0.68	–	300,000	–	–	300,000
		447,917	300,000	25,000	5,000	717,917

Weighted average exercise price		$ 0.44	$ 0.68	$ 0.41	$ 0.42	$ 0.54
Weighted average fair value of options granted during the period						$ 0.68

As at August 31, 2007, 367,917 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees. Subsequent to August 31, 2007, 92,917 options were exercised, and 5,905,500 were granted with an average exercise price of $0.62 expiring September 24, 2012.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Three months ended August 31
	2007	2006
Exploration and engineering	$6,462	$20,009
Operations and administration	25,611	18,032
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$32,073	$38,041

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

	Three months ended August 31
	2007	2006
Risk free interest rate	4%	4%
Expected life	2.0 years	1.7 years
Expected volatility	88%	113%
Expected dividends	nil	nil

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(c)        Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended August 31, 2007 is:

Expiry date	November 22, 2007	(i)	May 09, 2009	(ii)	May 09, 2009
Exercise price	$0.60		$0.70		$0.70
Balance, May 31, 2007	42,000,000		116,007,154		5,772,000
Issued	–		–		–
Exercised	300,000		–		–
Expired	–		–		–
Balance, August 31, 2007	41,700,000		116,007,154		5,772,000

(i)

The share purchase warrants are exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 on November 22, 2009.

(ii)

In May 2007, Rockwell completed a $60 million private placement financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70. All securities are subject to a four month hold period in Canada expiring September 10, 2007.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	August 31, 2007	May 31, 2007
Hunter Dickinson Inc. (a)	$32,159	$37,571
Euro-American Capital Corporation (b)	2,076	2,879
CEC Engineering (c)	10,446	5,558
Hennie van Wyk loan (m)	1,029,186	–
Durnpike shareholder loans (i)	1,503,566	1,503,566
Banzi Trading (j)	4,262	2,191
Jakes Tyres (k)	63,155	10,993
Cashmere Trading (g)	45,706	46,543
AA Van Wyk (l)	50,325	–
	$2,740,881	$1,609,301

Balances receivable

Flawless Diamonds Trading House (h)	$2,794,761	$781,928
AA Van Wyk (l)	–	57,325
	$2,794,761	$839,253

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

	Three months ended August 31
Transactions	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$220,869	$391,430
Euro-American Capital Corporation (b)	8,148	4,440
CEC Engineering (c)	15,275	45,333
John Bristow (d)	–	75,749
Jeffrey B Traders CC (e)	27,063	–
Seven Bridges Trading (f)	13,189	–
Cashmere Trading (g)	121,339	–
Banzi Trade 26 (Pty) Ltd (j)	4,152	–
Jakes Tyres (k)	135,872	–
AA Van Wyk (l)	152,979	–

Sales rendered to:
Flawless Diamonds Trading House (h)	$14,201,949	$–

(a)

Hunter Dickinson Inc. (“HDI”) is private company owned equally by nine public companies, one of which is Rockwell, and has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated January 1, 2001. There are no specific terms of repayment.

(b)	Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provides management services to the Company at market rates for those services.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)	John Bristow, President, Chief Executive Officer and a director of the Company, provided engineering consulting services at market rates to the Company.

(e)	Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provides management and marketing services to the Company at market rates.

(f)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides administrative and management services at market rates to the Company’s South African subsidiaries.

(g)	Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services at market rates.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(h)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker and purchases diamonds from the Company at market prices.

(i)

Pursuant to the Company’ agreement to acquire all of the shares and loans in Durnpike Investments (Pty) Limited from eight individuals (the “Vendors”), of which three individuals from the Vendors were subsequently appointed to the Company’s Board of Directors (Messr. Brenner, M.Bristow, J.Bristow).

(j)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 50% owned by Hennie Van Wyk Family Trust, 30% by Ronnie Visagie, a member of the van Wyk family and 20% by Bokomoso Trust. Banzi is a private company focused on providing self sustaining programs to local communities. During the period, Banzi provided the Company with buildings materials at market rates.

(k)	Jakes Tyres is a private company with certain directors and officers in common with the Company that provides consumable materials at market rates.

(l)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provides contract mining services at market rates.

(m)	Hennie Van Wyk, an officer and shareholder of one of the Company’s subsidiaries, provided cash advances to the Company at nil interest and with no specific repayment terms.

11.	SUBSEQUENT EVENTS

	(a)	Acquisition of Saxendrift Mine (Pty) Ltd.

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The MORO includes:

	•	the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;

	•	a series of large remnant alluvial diamond terraces comprising approximately 8.7 million cubic meters of indicated resource and 30.4 million cubic meters of inferred resources;

	•	the material plant, machinery, equipment and other movable assets owned and/or used by THO valued at ZAR53 million (approx. $8.0 million);

	•	certain employees of THO; and

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

•	a rehabilitation liability which will be taken over by the Company.

The Company will pay cash consideration to Trans Hex of approximately ZAR100.4 million ($14.8 million) and will assume potential liabilities for staff layoffs (capped at ZAR5 million ($0.8 million)) and rehabilitation bonds (capped at ZAR4.25 million ($0.6 million)). An independent consultant has been appointed to determine the value of the rehabilitation bonds. All payments and liabilities are expected to total approximately $16.2 million, subject to certain final adjustments. Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose entity (“Saxendrift SPV”), to be acquired by the Rockwell RSA. The implementation of the Transaction is subject to fulfillment of certain conditions precedent including:

•	The unconditional approval of South Africa’s Competition Commission; which has already taken place;

•

All requisite consents by South Africa’s Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights pertaining to the MORO to the Saxendrift SPV and the acquisition by the Company of the shares in Saxendrift SPV;

•	Satisfactory provision by the Company of certain financial undertakings to THO;

•	Approval by the TSX Venture Exchange;

•	Completion by the Company of a mineral title due diligence investigation; and

•	The audited balance sheet of Saxendrift SPV as at the effective date.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances. The MORO will be placed in care and maintenance with effect from date of signature of the relevant transaction agreements pending fulfillment of the conditions precedent.

In January 2007, the Company entered into a credit facility with Canadian Imperial Bank of Commerce (“CIBC”) for a standby letter of credit of $16.5 million for the acquisition of Saxendrift Mine. The Company secured this facility by providing sufficient funds on deposit equal the amount of the outstanding letter of credit, being $15.6 million as of May 31, 2007. The facility was not utilized and expired on July 31, 2007.

On July 31, 2007 the funds, previously utilized to secure the facility, were transferred to an account held in trust for the Company for acquisition of the Saxendrift Mine.

(b)        Marketing Agreement with the Steinmetz Diamond Group

On October 9, 2007, Rockwell announced that it has entered into a marketing agreement with the Steinmetz Diamond Group (“Steinmetz Diamonds”).

Pursuant to the agreement, Rockwell will receive a mutually agreed payment for diamonds selected for manufacturing by the two parties. Steinmetz Diamonds will beneficiate, and thereafter market the manufactured product through its extensive international marketing network. Steinmetz Diamonds will receive a marketing fee which will vary according to the value of the stone being manufactured, but which will generally be in the order of 3% of the sale price, and the net profit achieved on the successful sale of the polished stone will be shared equally by the two companies.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three months ended August 31, 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

12.	CONTINGENCIES AND COMMITMENTS

(a)

One of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement (see note 5(a)) in accordance with a mandate granted by such shareholder, denied the validity of the Midamines Agreement. The remaining 50% shareholder disputes this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments have become suspended for the duration of Midamines internal dispute.

The Company remains committed to the Kwango River Project and is confident that the ongoing dispute between the shareholders of Midamines will be resolved. The Company will obtain formal legal advice from both Belgian and DRC legal counsel as soon as possible as the Midamines Agreement is governed by Belgian law and the obligations under the Midamines Agreement are to be implemented, where required, in accordance with the laws of the DRC. Concurrently, the Company will also monitor the resolution of the internal dispute between the Midamines shareholders. If the issue of minimum royalty payments is not settled on or before December 31, 2007, the Company will seek formal legal advice and may consider formally terminating the Midamines Agreement.

(b)

In April 2007 the Company, entered into an agreement in relation to Makoenskloof property to purchase plant and equipment in the amount of ZAR21.3 million (approximately $3.2 million) from Folmink Delwery CC. As at August 31, 2007 the Company is committed to pay the remaining consideration of ZAR5.7 million ($844,203) in the following manner:

•

ZAR3 million ($450,300) shall be payable by way of Common Shares of the Company. The shares cannot be exchanged, or traded, or sold in any manner, by the seller for a period of one year after date a listing on the JSE. In the event a listing is not concluded or is not finalized on or before February 28, 2008, the outstanding balance (including the ZAR3 million) shall be payable by way of monthly cash payments of ZAR1 million ($150,100) and shall incur interest calculated at the prime rate of the Standard Bank of South Africa.

		•	The remaining balance payable of shall be paid in monthly payments of ZAR500,000 ($75,050). The monthly payments shall incur interest calculated at the prime rate of the Standard Bank of South Africa;

	(c)	Pursuant to the Definitive Agreement disclosed in note 5(a) of the audited financial statements for year ended May 31, 2007, the Company has the following commitments:

•

to issue Common Shares of the Company as consideration for acquiring all of the shares and loans in Durnpike for ZAR39.8 million ($5.92 million) on the earlier of (i) the date of the JSE listing; and (ii) within 12 months from signature of the Definitive Agreement.